SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2021

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the first three-month period ended March 31, 2021 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the first three-month period ended March 31, 2021 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, Ernst & Young Han Young, or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the first three-month period ended March 31, 2021 and 2020

(Unit : in billions of Korean Won)	March 31, 2021	March 31, 2020	Change
	Three-month period ended	Three-month period ended
Operating revenues	15,075	15,093	-0.1%
Operating income (loss)	572	431	32.8%
Income (loss) before income tax	335	145	131.0%
Net income (loss)	118	54	120.9%
Net income (loss) attributable to owners of the company	86	23	273.0%

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the first three-month period ended March 31, 2021 and 2020

(Unit : in billions of Korean Won)	March 31, 2021	March 31, 2020	Change
	Three-month period ended	Three-month period ended
Operating revenues	14,828	14,906	-0.5%
Operating income (loss)	-972	-547	-77.5%
Income (loss) before income tax	-665	-298	-122.8%
Net income (loss)	-400	-226	-76.8%

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jun, Chul-soo
Name: Jun, Chul-soo
Title: General Manager of International Finance & IR Team

Date: May 14, 2021